09042005

Processing Section
JUL 29 2009
Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/08 (MM/DD/YY) AND ENDING 4/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Profinancial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 Wrenwood Blvd, Suite D
(No. and Street)

Baton Rouge (City) LA (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael K. Glover, A.P.A.C
(Name – *if individual, state last, first, middle name*)

9497 Brookline, Ave (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon C. OGDEN, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profinancial, Inc, as of April 30, 2009, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gordon C. Ogden

Signature

President

Title

Cindy L. Broussard #14132

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCIAL INCORPORATED

FINANCIAL REPORT

For the year ended
April 30, 2009

(With Accountant's Report Thereon)

MICHAEL K. GLOVER, A.P.A.C.

MGK

Certified Public Accountant

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

Member
Society of Louisiana
Certifed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Profinancial incorporated
Baton Rouge, Louisiana

I have audited the accompanying balance sheet of n of Profinancial Incorporated as of April 30, 2009 and the related statements of income and retained earnings, changes in stockholder equity, cash flows, changes in liabilities subordinated to general creditors, and balance sheet reconciliation and net capital computation for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial Incorporated at April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion , is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Michael K. Glover APAC

July 23, 2009

9497 Brookline Ave. • Baton Rouge, Louisiana 70809
(225) 295-1860 • mike@mglovercpa.com

PROFINANCIAL INCORPORATED
BALANCE SHEET
APRIL 30, 2009

ASSETS

Current Assets	
Cash	$ 36,751
Income tax receivable	2,252
Accounts receivable	3,323
	42,326
Fixed Assets	
Equipment	2,262
Less: Accumulated depreciation	(372)
	1,890
Other Assets	
Cash-clearing account	7,325
Total Assets	$ 51,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Income taxes payable	$ 3,790
Total current liabilities	3,790
Other liabilities:	
Due to stockholder	2,779
Total liabilities	6,569
Stockholders' Equity	
Common Stock - 500 shares (no par value) authorized, issued and outstanding	600
Additional paid in capital	16,100
Retained earnings	28,272
Total stockholders' equity	44,972
Total liabilities and stockholders' equity	$ 51,541

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED APRIL 30, 2009

Operating Revenues		
Securities Commissions		
Other securities	$	9,673
Other operating revenues		30,543
Total operating revenues		40,216
Operating Expenses		
Depreciation expense		365
General and administrative		54,931
Total operating expenses		55,296
Net income (loss) from operations		(15,080)
Income tax refund		(2,252)
Net income		(12,828)
Retained Earnings:		
Beginning balance		41,100
Ending balance	$	28,272

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2009

	Capital Stock	Paid in Capital	Retained Earnings	Total
April 30, 2008, beginning balance	600	$ 16,100	$ 41,100	$ 57,800
Net income (loss)	-	-	(12,828)	(12,828)
April 30, 2009, ending balance	600	$ 16,100	$ 28,272	$ 44,972

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2009

Cash Flows From Operating Activities		
Net income from operations	$	(12,828)
Items not affecting cash:		
Depreciation		365
(Increase) decrease in other assets		13
(Increase) decrease in accounts receivable		5,664
(Increase) decrease in income tax receivable		(2,252)
Increase (decrease) in accounts payable		(1,403)
		(10,441)
Cash flows from investing activities:		
Purchase of fixed assets		(1,062)
Increase in cash and cash equivalents		(11,503)
Cash and cash equivalents, beginning balance		48,254
Cash and cash equivalents, ending balance	$	36,751

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2009

Balance at April 30, 2008	$ -0-
Balance at April 30, 2009	$ -0-

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
BALANCE SHEET RECONCILIATION AND NET CAPITAL COMPUTATION
FOR THE YEAR ENDED APRIL 30, 2009

Balance Sheet Reconciliation

ASSETS		FOCUS Report Unaudited	Audited	Difference
Current Assets				
Cash	$	36,434	36,751	317
Income tax receivable			2,252	2,252
Accounts receivable		4	3,323	3,319
		36,438	42,326	5,888
Fixed Assets				
Equipment		1,200	2,262	1,062
Less: Accumulated depreciation		(287)	(372)	(85)
		913	1,890	977
Other Assets				
Cash-clearing account		7,641	7,325	(316)
Total Assets	$	44,992	51,541	6,549

LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	7,972	-	(7,972)
Income tax payable			3,790	3,790
Total current liabilities		7,972	3,790	(4,182)
Other liabilities:				
Due to stockholder			2,779	2,779
Total liabilities		7,972	6,569	(1,403)
Stockholders' Equity				
Common Stock - 500 shares (no par value) authorized, issued and outstanding		600	600	-
Additional paid in capital		16,100	16,100	-
Retained earnings		20,320	28,272	7,952
Total stockholders' equity		37,020	44,972	7,952
Total liabilities and stockholders' equity	$	44,992	51,541	6,549

Net Capital Computation				
Total stockholder equity	$	37,020	44,972	7,952
Non allowable assets		(917)	(2,070)	(1,153)
Net capital		36,103	42,902	6,799
Minimum net capital requirement		5,000	5,000	-
Excess net capital	$	31,103	37,902	6,799

This schedule reconciles the balance sheet and computation of net capital contained in the audited financial statements with the unaudited April 30, 2009 FOCUS report.

The notes are an integral part of this statement.

Summary of Significant Accounting Policies

A. Nature and Purpose

The Profinancial Incorporated was incorporated in 1984 in Louisiana as Collins-Ogden, Inc for the purpose of engaging in the business of a broker/dealer in accordance with the rules and regulations of the Securities and Exchanges Commission and the National Association of Securities Dealers.

In 1990 the Company name was changed to Profinancial Incorporated.

The Company is an "introducing" broker dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing firm or dealer, and transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts for each customer and maintains an preserves records pertaining to the requirements of SEC. 240.17a-3 and 240.17a-4.

B. Basis of Accounting

Profinancial presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. Depreciable Assets

Depreciable assets are recorded at cost and will be depreciated using the straight-line method over the estimated useful lives of the assets with use lives between 5 and 7 years. When property is retired or otherwise disposed of, applicable amounts are removed from the related asset and accumulated depreciation accounts, and the resulting gain or loss is recognized.

E. Accounts Receivable

Revenues earned but not yet received by Profinancial are reported as accounts receivable. At year end all accounts receivable are current. The Company uses the direct write off method for recognizing uncollectible accounts. This is a departure from generally accepted accounting principals, but has no effect on these statements

F. Accounts Payable

Trade accounts, commissions and professional fees unpaid at the end of the year are recognized as accounts payable. Trade commissions and professional fees are current; the DHL bill is disputed and is not current, but no action has or is being taken by DHL regarding recovery. This disputed payable is listed at the maximum amount contended to be due by the vendor. All other accounts payable are current.

G. Income Taxes

Profinancial is taxed as a cash basis, C Corporation. Deferred income taxes were not material for the purpose of these financial statements. As Profinancial had a net operating loss for the period shown in theses financial statements, no income tax is recognized.

H. Cash and cash equivalents

Cash includes amounts in demand deposits, interest bearing demand deposits, and time deposits. Cash equivalents include amounts in time deposits that mature within 90 days after year end and other investments with original maturities of 90 days or less.

I. Revenues and Expenses

Revenues and expense are recorded on the accrual basis of accounting. Revenues consist of commissions earned. Operating expenses are recorded as they are incurred.

1. Operating lease

The Company has a month to month rental arrangement for the building paying $850 each month. The total rent expense for the year ended was $10,200.

2. Income tax expense

The Company used $12,748 of loss carrybacks to request refunds for taxes previously paid. The total amount requested is $2,252. There are no remaining operating losses that can be carried forward.

3. Related party transactions

An agreement between the President and the Company exist to share expenses that are being paid by the President. A monthly fee of $300 is being paid by the Company for land based phone services, utilities, internet, supplies, and other expense that are for business purposes.

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

Member
Society of Louisiana
Certifed Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing my audit of the financial statements of Profinancial, Inc, as of and for the year ended April 30, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Additionally, in accordance with rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have reviewed the practices and procedures implemented and executed by the Company including consideration of control activities for the safeguarding of securities. My review and analysis included tests of Company practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c-3 which exempt the Company from certain requirements of the rule. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; thus, I did not review the practices and procedures followed by the Company relative to the following exempt requirements as otherwise mandated by the rule:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining all internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives pursuant to its rules and requirements. Internal control and the practices and procedures are designed to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. However, it is noted that only one individual who is also the owner of the firm is responsible for all internal control practices. However, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

9497 Brookline Ave. • Baton Rouge, Louisiana 70809
(225) 295-1860 • mike@mglovercpa.com

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my review and analysis, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael K Glenn APAC

July 23, 2009

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

Member
Society of Louisiana
Certifed Public Accountants

Independent Auditors Review of Anti-Money Laundering Program

To the Board of Directors
Profinancial Incorporated
Baton Rouge, Louisiana

I have reviewed and audited the books and records of Profinancial, Inc (the Company) for the fiscal year ended April 30, 2009. The Company has provided all necessary records including the following:

Customer Records including:
Cash and Securities receipt logs, new account applications and relevant records.

Company bank records including:
Bank statement, deposit records and processed checks.

Clearing transactions with SWS Securities, Inc. including:
Clearing statements, commission records and other transactional documents.

Anti-Money laundering records including
FinCen reviews, new account applications, and other transactional documents.

Management statements of accounting procedures including:
Description of accounting practices, description of anti-money laundering procedures, description of customer transactions, and other statements warranties as per Generally Accepted Accounting Practices.

Based on my reviewed of the above listed documents and other documents not listed herein, I find that the Company has complied with Anti-Money Laundering rules and its internal AML policy and that there is not evidence that the firm has engaged in or facilitated money laundering.

Michael K. Glover APAC
Michael K. Glover APAC
July 23, 2009

9497 Brookline Ave. • Baton Rouge, Louisiana 70809
(225) 295-1860 • mike@mglovercpa.com

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

Member
Society of Louisiana
Certifed Public Accountants

Accountants Report on Compliance with Patriot Act

To the Board of Directors
Profinancial Incorporated
Baton Rouge, LA

As part of obtaining reasonable assurance about whether Profinancial Incorporated is in compliance with the Patriot Act. I have reviewed Profinancial's methodology regarding complying with the following provisions of the law:

New Client Identification
Existing Clients Identities
Maintenance of Client Records
Retention of Client Records
Review of FinCen Requests and Comparison of Client Data Files
Notification of FinCen of Matching Identities
Procedures in Regards to Handling of Cash
Customer Notices Regarding Patriot Act Information

The results of my test disclosed no instances of noncompliance with the Patriot Act.

Michael K Glover APAC

Michael K. Glover APAC
July 23, 2009

9497 Brookline Ave. • Baton Rouge, Louisiana 70809
(225) 295-1860 • mike@mglovercpa.com